Exhibit 99.1

Genius Group increases Bitcoin Treasury 23% to 148 Bitcoin,

achieves 113% BTC Yield.

SINGAPORE, July 8, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that on July 7, 2025 it purchased 28 Bitcoin, increasing its Bitcoin Treasury by 23% to 148 Bitcoin, at an average price of $102,858.

The Company has achieved 113% BTC Yield since May 22, 2025, when a Preliminary Injunction (“PI”) preventing the Company from purchasing Bitcoin was stayed by the U.S. Court of Appeals. In effect, the Company has more than doubled its Bitcoin per share in the last six weeks.

On July 7, the Company increased by 10x its Bitcoin Treasury target from 1,000 to 10,000 Bitcoin. The Company aims to achieve this target within 12 to 24 months.

Roger Hamilton, CEO of Genius Group, said “Our most recent purchase is in line with our stated intention of making ongoing purchases of Bitcoin to achieve our target, whilst also increasing our BTC Yield and Bitcoin per share for the benefit of our shareholders.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai